# SEC Schedule 13G/A (Amendment No. 4) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Community Health Systems, Inc., CIK 0001108109
CUSIP: 203668108
Title of class of securities: Common Stock, par value $0.01 per share
Address of issuer's principal executive offices: 4000 Meridian Boulevard, Franklin, Tennessee (TN), 37067
Date of event which requires filing of this statement: 12/31/2024
Filed pursuant to Rule 13d-1(b)
Amends the filing with accession number 0001019056-22-000560
Filed by CIK 0001697013

## Reporting persons
- Eversept Partners, L.P.: type of reporting person: investment adviser (IA); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 1,989,299; shared voting power 837,701; sole dispositive power 1,989,299; shared dispositive power 837,701; aggregate amount beneficially owned 2,827,000 (2% of the class)
  Comment: *See Item 4 of the Schedule 13G
- Eversept 1 LLC: type of reporting person: parent holding company or control person (HC); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 1,989,299; shared voting power 837,701; sole dispositive power 1,989,299; shared dispositive power 837,701; aggregate amount beneficially owned 2,827,000 (2% of the class)
  Comment: *See Item 4 of the Schedule 13G
- Kamran Moghtaderi: type of reporting person: parent holding company or control person (HC), individual (IN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 1,989,299; shared voting power 837,701; sole dispositive power 1,989,299; shared dispositive power 837,701; aggregate amount beneficially owned 2,827,000 (2% of the class)

## Item 1. Issuer
Name of issuer: Community Health Systems, Inc.
Address of issuer's principal executive offices: 4000 Meridian Boulevard, Franklin, TENNESSEE, 37067

## Item 2. Person Filing
Name of person filing:
This statement is jointly filed by and on behalf of Eversept Partners, L.P., a Delaware limited partnership (the "Investment Manager"), Eversept 1 LLC, a Delaware limited liability company (the "IM GP") and Kamran Moghtaderi (collectively referred herein as "Reporting Persons"). The Investment Manager is the investment manager of advisory clients and may be deemed to indirectly beneficially own securities owned by its advisory clients. The IM GP is the general partner of the Investment Manager and may be deemed to indirectly beneficially own securities owned by the Investment Manager. Mr. Moghtaderi is the sole manager of and may be deemed to beneficially own securities beneficially owned by the IM GP. Eversept's advisory clients are the record and direct beneficial owners of the securities covered by this statement.

Each Reporting Person declares that neither the filing of this statement nor anything herein shall be construed as an admission that such person is, for the purposes of Section 13(d) or 13(g) of the Act or any other purpose, the beneficial owner of any securities covered by this statement.

Each Reporting Person may be deemed to be a member of a group with respect to the issuer or securities of the issuer for the purpose of Section 13(d) or 13(g) of the Act. Each of the Reporting Persons declares that neither the filing of this statement nor anything herein shall be construed as an admission that such person is, for the purpose of Section 13(d) or 13(g) of the Act or any other purpose, (i) acting (or has agreed or is agreeing to act together with any other person) as a partnership, limited partnership, syndicate, or other group for the purpose of acquiring, holding, or disposing of securities of the issuer or otherwise with respect to the issuer or any securities of the issuer or (ii) a member of any group with respect to the issuer or any securities of the issuer.
Address of principal business office or, if none, residence: The address of the principal business office of each of the Reporting Persons is c/o Eversept Partners, L.P., 444 Madison Avenue, 22nd Floor, New York, NY 10022.
Citizenship: See Item 4 on the cover page hereto.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Type of person filing: investment adviser (IA)

## Item 4. Ownership
Amount beneficially owned: 2,827,000
Percent of class: 2.0**
Sole power to vote or to direct the vote: 1,989,299
Shared power to vote or to direct the vote: 837,701*
Sole power to dispose or to direct the disposition: 1,989,299
Shared power to dispose or to direct the disposition:
837,701*

* Note: As of the close of business on December 31, 2024, Eversept and its controlling persons beneficially owned 2,827,000 Shares, including 837,701 Shares held in Eversept's Managed Accounts.

** Note: As of December 31, 2024, Eversept and its controlling persons were the beneficial owners of approximately 2.0% of the outstanding Shares, based on 138,943,058 shares of Common Stock of the Issuer outstanding as of October 18, 2024, as reported in the Issuer's Form 10-Q filed on October 24, 2024, including 0.60% of the outstanding Shares held in Eversept's Managed Accounts

## Item 5. Ownership of 5 Percent or Less of a Class
This statement reports that the reporting person has ceased to be the beneficial owner of more than 5 percent of the class: yes

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Exhibits
Exhibit 99.1- Joint Filing Agreement

## Signatures
- Eversept Partners, L.P.: /s/ Kamran Moghtaderi, Managing Principal (02/14/2025)
- Eversept 1 LLC: /s/ Kamran Moghtaderi, Managing Member (02/14/2025)
- Kamran Moghtaderi: /s/ Kamran Moghtaderi, Kamran Moghtaderi (02/14/2025)